

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2021

Anthony E. Hull
Vice President, Chief Financial Officer and Treasurer
Carrols Restaurant Group, Inc.
968 James Street
Syracuse, New York 13203

> **Re: Carrols Restaurant Group, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2021**
> **Filed March 11, 2021**
> **File No. 001-33174**

Dear Mr. Hull:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Sincerely,

  Division of Corporation Finance
  Office of Trade & Services